UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-38590

CANGO INC.

8F, New Bund Oriental Plaza II

556 West Haiyang Road, Pudong New Area

Shanghai 200124

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXHIBIT INDEX

Exhibit 99.1 — Cango Inc. Announces Agreements to Acquire Crypto Mining Assets

Exhibit 99.2 † — On-rack Sales and Purchase Agreement between Cango Inc. (“Purchaser”) and Persons Listed in Section 1 of Appendix A therein (“Sellers”), dated November 6, 2024

Exhibit 99.3 † — English Translation of Business Agreement between Cango Inc. and Northstar Management (HK) Limited, dated November 6, 2024

Exhibit 99.4 † — Framework Agreement for Service and Procurement between Bitmain Technologies Georgia Limited (“Party A”) and Cango Inc. (“Party B”), dated November 6, 2024

Exhibit 99.5 † — Framework Agreement for Service and Procurement between Bitmain Development Limited (“Party A”) and Cango Inc. (“Party B”), dated November 6, 2024

Exhibit 99.6 † — Service Framework Agreement between Cango Inc. and Bitmain Development Limited, dated November 6, 2024

† Certain of the appendices, annexes, exhibits and/or schedules to this exhibit have been omitted and certain information redacted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANGO INC.

By:	/s/ Yongyi Zhang
Name:	Yongyi Zhang
Title:	Chief Financial Officer

Date: November 8, 2024

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